Exhibit 99.1

FOR IMMEDIATE RELEASE

Transition Therapeutics Announces Fiscal 2009 Year End Financial Results

TORONTO, ON, September 16, 2009 – Transition Therapeutics Inc. (“Transition” or the “Company”) (TSX: TTH, NASDAQ:TTHI) a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets, today announced its financial results for the year ended June 30, 2009.

Selected Highlights

During fiscal 2009 and up to the date of this press release, the Company achieved the following significant milestones:

ELND005 (AZD-103) – Alzheimer’s Disease:

•

On July 13, 2009, Elan Pharma International Limited (“Elan”) and Transition announced Phase I data showing ELND005 (AZD-103) achieves desired concentrations in brain tissue and cerebrospinal fluid when given orally;

•	On April 23, 2009, Elan and Transition announced the receipt of a key US patent for Alzheimer’s Disease treatment with ELND005 (AZD-103);

•	On October 20, 2008, Elan and Transition announced the achievement of the patient enrollment target for a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease.

TT-223 – Diabetes:

•	On March 23, 2009, Transition announced the initiation of a Phase Ib clinical study of TT-223 in combination with a glucagon-like peptide-1 (‘GLP-1”) analogue in patients with type 2 diabetes;

•	On February 5, 2009, Transition announced the completion of patient enrolment for a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes;

•	On September 11, 2008, Transition dosed the first patient in a Phase II clinical study of gastrin analogue, TT-223, in patients with type 2 diabetes.

Drug Discovery Initiatives:

•

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to selected drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”).

Corporate Developments:

•

On October 3, 2008, the Company received 23,272,633 freely tradable common shares of Stem Cell Therapeutics Corp. (“Stem Cell”) pursuant to the terms of a share purchase agreement entered into on October 4, 2004. In January 2009, the Company disposed of these shares in open market transactions over the TSX Venture Exchange which resulted in net proceeds of approximately $1.4 million;

“Transition’s goal has been to focus on products that have disease modifying characteristics for large disease indications. Today, after ten years of operations, Transition continues to pursue that vision. AD (“Alzheimer’s Disease”) drug candidate ELND005 (AZD-103) is in a Phase II trial with our collaboration partner, Elan. The lead diabetes drug candidate, TT-223, is in two clinical trials in collaboration with Eli Lilly. Also this year we expect to commence clinical development of compounds TT-301 and TT-302. These oral small molecule compounds have potential applications in traumatic brain injury, multiple sclerosis and AD,” said Dr. Tony Cruz, Chairman and CEO of Transition.

Pipeline Review

ELND005 (AZD-103) for Alzheimer’s Disease

Transition’s lead Alzheimer’s disease compound ELND005 (AZD-103) is a disease modifying agent with the potential to both prevent and reduce disease progression, and improve symptoms such as cognitive function.

On December 21, 2007, Elan and Transition announced that the first patient had been dosed in a Phase II clinical study of ELND005 (AZD-103) in patients with Alzheimer’s disease. The study is a randomized, double-blind, placebo-controlled, dose-ranging, safety and efficacy study in approximately 340 patients with mild to moderate Alzheimer’s disease. The study will evaluate both cognitive and functional endpoints, and each patient’s participation is planned to last approximately 18 months. The study completed enrollment on October 20, 2008. The next steps in the development of ELND005 (AZD-103) will be to complete the current Phase II clinical study and with its partner Elan, set a plan for the late stage development of the product.

TT-223 for Diabetes

Preclinical data in diabetes animal models demonstrate the efficacy of gastrin analogues alone, or in combination with GLP-1 analogues or epidermal growth factor analogues. In humans, Transition’s Phase IIa clinical trial data showed that a 4-week therapy with TT-223 in combination with EGF (combination of gastrin analogue and epidermal growth factor analogue) in type 2 diabetes patients resulted in sustained reductions in blood glucose control parameters, including haemoglobinA1C, for 6 months post-treatment. Preclinical and clinical data suggests gastrin plays an important role in beta cell differentiation and function, capable of providing sustained glucose control in type 2 diabetes.

On September 11, 2008, Transition and its collaboration partner Lilly dosed the first patient in a Phase II trial evaluating TT-223 in type 2 diabetes patients receiving metformin and/or thiazolidinediones (TZDs). The study is a randomized, double-blind, placebo-controlled, dose-ranging study to evaluate the safety, tolerability and efficacy of daily TT-223 treatments for 12 weeks with a 6-month follow-up. Approximately 80 patients with type 2 diabetes were enrolled in the study and will receive a daily treatment of TT-223 in addition to their current regimen of oral glucose lowering agents (metformin and/or thiazolidinediones). The study completed enrollment on February 5, 2009.

On March 23, 2009, Transition and Lilly announced the initiation of a Phase Ib clinical study of TT-223 in combination with a GLP-1 analogue in patients with type 2 diabetes. The study is a randomized, double-blind, placebo-controlled study in approximately 140 patients to evaluate the safety, tolerability and efficacy of daily TT-223 treatments in combination with weekly administrations of GLP-1 analogue, for a combination treatment period of 4 weeks with a 5-month follow-up. This study is currently enrolling patients.

In the near term, Transition will focus on completion of the Phase II clinical study with TT-223 in type 2 diabetes patients and enrolment of the Phase Ib clinical trial with TT-223 in combination with a GLP-1 analogue in type 2 diabetes patients.

TT-301 / TT-302

Pro-inflammatory cytokines are part of the body’s natural defense mechanism against infection. However, the overproduction of these cytokines can play a harmful role in the progression of many different diseases. In the last decade there have been antibody and protein therapies approved (including Enbrel, Remicade and Humira) to inhibit the activity of pro-inflammatory cytokines. The therapeutic and commercial success of these therapies provides a strong proof of concept for the approach of targeting pro-inflammatory cytokines. Unfortunately, an antibody or protein approach is not desirable for the treatment of CNS diseases for a variety of reasons including an inability to sufficiently cross the blood brain barrier.

To address this large unmet medical need, Transition is developing a class of small molecule compounds that cross the blood brain barrier and have been shown to have an inhibitory effect on pro-inflammatory cytokines. Animal model studies have been performed demonstrating that members of this class of compounds can have a therapeutic effect on CNS diseases including Alzheimer’s disease, traumatic brain injury, multiple sclerosis and others. Transition is also investigating the use of these molecules in the treatment of peripheral diseases mediated by pro-inflammatory cytokines, such as arthritis.

Transition lead drug candidates in development are TT-301 and TT-302. These novel drug candidates are derived from a diligent drug design program engineered to produce compounds optimized to target inhibiting pro-inflammatory cytokines in the brain. Each compound is designed to cross the blood-brain-barrier and each has the flexibility to be administered by injection or orally. In preclinical studies, both TT-301/302 have shown a favorable safety profile and therapeutic window for efficacy. Investigational new drug (“IND”) enabling studies are being performed and assuming positive outcomes, the first Phase I study is expected early in calendar 2010. Based on the characteristics of lead drug candidates, Transition will identify an initial disease indication for clinical development of each. However, as these drug candidates enter clinical development, Transition may seek a partnership to access specialized expertise and resources to maximize the potential of these therapies.

Financial Liquidity

The Company’s cash and cash equivalents and short-term investments were $45,641,056 at June 30, 2009. Based on a recent cost reduction program and certain revised projections the Company currently believes that it has adequate financial resources for anticipated expenditures until at least mid fiscal 2011.

Financial Review

The Company’s net loss for the year ended June 30, 2009 increased by $6,255,289 or 39% to $22,374,491 ($0.97 per common share) from a loss of $16,119,202 ($0.70 per common share) reported in fiscal 2008.

Revenue increased $916,386 or 57% to $2,513,108 for the fiscal year ended June 30, 2009 as compared to $1,596,722 for the fiscal year ended June 30, 2008. The revenue recognized during fiscal 2009 relates to the Company’s collaboration agreement with Lilly. The Company accounts for collaboration arrangements using a proportional performance model and recognizes revenue on a systematic basis once the profitability of the arrangement can be reasonably estimated. During the fourth quarter of fiscal 2009, management determined that the agreement will be profitable in the future and accordingly, has recognized $2,513,108 of the deferred revenue as revenue during the three-month period ended June 30, 2009. The balance of the upfront payment of $4,503,892 is expected to be recognized on a systematic basis as costs are incurred until the agreement is completed.

The revenue recorded in the comparative period related to the Company’s licensing agreement with Novo Nordisk which was terminated during the second quarter of fiscal 2008 and resulted in all remaining deferred amounts being recognized as licensing fee revenue upon termination.

Research and development expenses increased to $17,642,196 for the fiscal year ended June 30, 2009 from $12,640,573 for the fiscal year ended June 30, 2008. The increase, $5,001,623 or 40%, is primarily the result of significant increases in clinical development costs due to the ongoing Phase II ELND005 (AZD-103) trial, preclinical costs associated with advancing the TT-301/TT-302 family of compounds, and increased drug development costs.

General and administrative expenses increased to $6,553,330 for the fiscal year ended June 30, 2009 from $5,832,296 for the fiscal year ended June 30, 2008. The increase, $721,034 or 12% is due to increased stock option, salaries, facility costs and increased accounting fees relating to the Company’s ongoing SOX compliancy requirements and fees associated with the transition to International Financial Reporting Standards (“IFRS”). These increases have been partially offset by decreases in insurance, professional and regulatory costs as the comparative periods contained increased costs associated with the NASDAQ listing of August, 2007.

Amortization for the fiscal year ended June 30, 2009, increased $203,461 or 7% to $3,122,112 as compared to $2,918,651 for the fiscal year ended June 30, 2008. The increase in amortization expense relates to additional amortization of the workforce acquired from Protana Inc. due to a workforce reduction, the full year impact of amortizing the additional consideration paid to acquire the ELND005 (AZD-103) technology in December, 2007 and the amortization expense resulting from the assets acquired from Forbes in August, 2008.

With respect to impairment of intangible assets, in connection with the termination of the GHC agreement, the Company no longer has any financial obligations to GHC and has determined that the sub-licensing fees and prepaid royalties paid to GHC have a fair value of Nil. Accordingly, the Company has recorded an impairment of intangible assets of $658,231 which represents the carrying value of the assets prior to the agreement being terminated.

Interest income, net for the fiscal year ended June 30, 2009, was $999,226 as compared to $2,417,537 for the fiscal year ended June 30, 2008, resulting in a decrease of $1,418,311. The decrease in interest income resulted from decreases in effective interest rates and cash balances.

About Transition

Transition is a biopharmaceutical company, developing novel therapeutics for disease indications with large markets. Transition’s lead products include ELND005 (AZD-103) for the treatment of Alzheimer’s disease and TT-223 for the treatment of diabetes. Transition has an emerging pipeline of preclinical drug candidates acquired externally and developed internally using its proprietary drug discovery engine. Transition’s shares are listed on the NASDAQ under the symbol “TTHI” and the Toronto Stock Exchange under the symbol “TTH”. For additional information about the Company, please visit www.transitiontherapeutics.com.

Extracts of the Financial Statements to Follow:

CONSOLIDATED BALANCE SHEETS

As at June 30

(in Canadian dollars)

	June 30, 2009	June 30, 2008
	$	$
ASSETS
Current
Cash and cash equivalents	14,479,987	22,952,865
Short term investments	31,161,069	40,710,765
SCT receivable	—	1,650,000
Due from Eli Lilly and Company	517,537	472,220
GST and other receivables	357,550	278,784
Investment tax credits receivable	993,057	693,057
Prepaid expenses and deposits	790,950	974,426

Total current assets	48,300,150	67,732,117
Property and equipment, net	780,546	958,689
Intangible assets	23,738,565	26,185,155

	72,819,261	94,875,961

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,752,403	1,576,190
Due to Elan Pharma International Limited	1,872,981	1,795,242
Current portion of deferred revenue	4,503,892	—

Total current liabilities	8,129,276	3,371,432
Deferred revenue	20,719,750	27,736,750
Leasehold inducement	68,592	80,024

Total liabilities	28,917,618	31,188,206

Shareholders’ equity
Common shares	160,471,098	160,262,540
Contributed surplus	4,640,163	4,492,251
Stock options	5,325,644	3,093,735
Deficit	(126,535,262)	(104,160,771)

Total shareholders’ equity	43,901,643	63,687,755

	72,819,261	94,875,961

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(Years ended June 30 in Canadian dollars)

REVENUES
Licensing fees	2,513,108	1,596,722

	2,513,108	1,596,722

EXPENSES
Research and development	17,642,196	12,640,573
General and administrative	6,553,330	5,832,296
Amortization	3,122,112	2,918,651
Impairment of intangible assets	658,231	—
Foreign exchange gain	(2,393,394)	(608,059)
Loss on disposal of capital assets	34,900	—

	25,617,375	20,783,461

Loss before the following:	(23,104,267)	(19,186,739)
Interest income, net	999,226	2,417,537
Loss on available for sale investments	(269,450)	—
Gain on note receivable	—	650,000

Net loss and comprehensive loss for the year	(22,374,491)	(16,119,202)

Basic and diluted net loss per common share	(0.97)	(0.70)

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials. These statements are based upon the current expectations and beliefs of Transition’s management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition’s control and the risk factors and other cautionary statements discussed in Transition’s quarterly and annual filings with the Canadian commissions.

For further information on Transition, visit www.transitiontherapeutics.com or contact:

Dr. Tony Cruz	Elie Farah
Chief Executive Officer	President & Chief Financial Officer
Transition Therapeutics Inc	Transition Therapeutics Inc.
Phone: (416) 260-7770, x.223	Phone: (416) 260-7770, x.203
tcruz@transitiontherapeutics.com	efarah@transitiontherapeutics.com